                                                                      Exhibit 12

                           INTERNATIONAL PAPER COMPANY
         COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED
                                 STOCK DIVIDENDS
                          (Dollar amounts in millions)
                                   (Unaudited)

                                                                  For the Years Ended December 31,
                                                  ---------------------------------------------------------------
                      TITLE                         1997       1998       1999       2000        2001       2002
                                                  -------   --------   --------   --------   ---------   --------
A) Earnings (loss) before income taxes,
        minority interest, extraordinary items
        and accounting changes                    $ 143.0   $  429.0   $  448.0   $  723.0   $(1,265.0)  $  371.0

B) Minority interest expense,
        net of taxes                               (140.0)     (87.0)    (163.0)    (238.0)     (147.0)    (130.0)

C) Fixed charges excluding
        capitalized interest                        826.6      866.7      820.9    1,151.5     1,256.0    1,095.3

D) Amortization of previously
        capitalized interest                         37.0       38.8       17.0       23.5        31.8       43.3

E) Equity in undistributed
        earnings of affiliates                      (40.4)      23.7      (41.6)       5.6        13.5       21.5
                                                  -------   --------   --------   --------   ---------   --------

F) Earnings (loss) before income taxes,
        extraordinary items, accounting
        changes and fixed charges                 $ 826.2   $1,271.2   $1,081.3   $1,665.6   $  (110.7)  $1,401.1
                                                  =======   ========   ========   ========   =========   ========

   Fixed Charges

G) Interest and amortization of debt
        expense                                   $ 720.0   $  716.9   $  611.5   $  938.1   $ 1,050.3   $  891.3

H) Interest factor attributable to rentals           83.0       80.7       76.3       72.8        76.7       89.0

I) Preferred dividends of subsidiaries               23.6       69.1      133.1      140.6       129.0      115.0

J) Capitalized interest                              71.6       53.4       29.3       25.2        13.2       12.3
                                                  -------   --------   --------   --------   ---------   --------

K) Total fixed charges                            $ 898.2   $  920.1   $  850.2   $1,176.7   $ 1,269.2   $1,107.6
                                                  =======   ========   ========   ========   =========   ========

L) Ratio of earnings to fixed charges                           1.38       1.27       1.42                   1.26
                                                            ========   ========   ========               ========

M) Deficiency in earnings necessary
        to cover fixed charges                    $ (72.0)                                   $(1,379.9)
                                                  =======                                    =========

Note: Dividends on International Paper's preferred stock are insignificant. As a result, for all periods presented, the ratios of earnings to fixed charges and preferred stock dividends are the same as the ratios of earnings to fixed charges.